OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



Voyage Media, Inc.
4223 Glencoe Ave, Suite B119
Marina Del Rey, CA 90292
www.voyagemedia.com

UP TO $1,000,000 OF CLASS B NON-VOTING COMMON STOCK WITH A MINIMUM OF $100,000

Voyage Media, Inc. ("Voyage Media," "we," or "us"), is offering up to 149,980 shares of Class B Non-Voting Common Stock of the company. The minimum target offering is $100,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by July 15, 2017. If the company does not raise its Target Amount by July 15, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 on a first come, first served basis. If the company reaches its target amount prior to July 15, 2017, the company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking

statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Voyage Media, Inc. was formed on January 5, 2004 as a corporation under the laws of the State of California and has elected to be taxed as an S-Corporation. After the close of this offering, the company will no longer be eligible to be taxed as an S-Corporation and will instead file taxes as a c-Corporation.

Voyage Media plans to be the first modern day creator-owned studio with a mission to foster a thriving community of storytellers and a revolutionary, heart-centered way to create, share and earn from the transcendent art of film and television storytelling. A description of our services and business plans can be found on the company's profile on Wefunder at www.wefunder.com and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Nathaniel Mundel is the founder and sole stockholder of Voyage Media.

Voyage Media currently has 6 employees including Mr. Mundel.

Officers and directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Nathaniel Mundel	Founder/Chief Executive Officer	43	Appointed 2004	Full-Time*
Directors:				
Nathaniel Mundel	Director	43	Appointed 2004	Full-Time*
Significant Employees:				
N/A				

*Nat is also the co-founder of TODpix,a Theater On Demand film distribution company however TODpix is not currently operating and earns no revenue.

Nathaniel ("Nat") Mundel, Founder, Chief Executive Officer, and Director

Nathaniel Mundel is the Founder, CEO, and Director of Voyage Media, Inc. Nat founded Voyage Media in 2004 and operated the company since. Nat is an entrepreneur, author, public speaker and producer of film, television and reality programming. Nat has a passion for helping storytellers connect with audiences and breaking down barriers that exist in the entrenched entertainment industry. This passion is embodied in Voyage Media's aligning vision, the education and training it offers filmmakers, and in his bestselling book, "The Secret Handshake," that pulls back the curtains on the inner workings of Hollywood and reveals how emerging creators can break through. Nat's leadership skills were developed during his previous career as a professional high-altitude mountain guide, organizing and leading expeditions to the world's great mountain range.

Related Party Transactions

Nat Mundel is also the co-founder of TODpix LLC, and his membership interest in TODPix is held through Voyage Media. TODpix is not currently operating and earns no revenue and the company plans to transfer the LLC membership interest from Voyage Media to Nat Mundel prior to the close of this Offering.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We have a small management team.** While our business plan was intentionally designed to leverage the knowledge and power of our large number of contract producers, we also depend on the skills and experience of a small management team, and notably Nat Mundel, the current sole stockholder of the company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We will need more people to join our company.** We will need additional employees, and people with the skills necessary to ensure we fulfill our 5-year plan. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **Future fundraising may affect the rights of investors.** In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **We have lent significant amounts to related parties.** We have made loans and advances to related parties that currently amount to $48,749 as of December 31, 2015. We are not prohibited from making further advances, and if those sums are not repaid, our cash flow and financial position could be harmed.

- **We owe money under a line of credit.** As of December 31, 2016, we owed a total of $29,655 under a line of credit with an interest rate of 11.750%. Although the company's assets do not secure the line of credit, the line of credit exceeds the amount that is currently owed. We are not prohibited from drawing more money up to our maximum amount of $52,500, and therefore, if we increase our debt amount, our financial position could be harmed.

- **Does anyone want our services or our film/TV projects and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for our offerings and projects. Consumers must think we are a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **We have a number of competitors.** There are already companies actively providing services to consumers in our target markets (e.g., Legion M, The Black List, Slated, Stage 32, etc.). While these companies may not provide the same or even similar services, they may be able to provide services that achieve similar benefits to consumers at a lower price.

- **The company may need more money**. We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we might cease operating and you will get nothing. Even if we raise everything we are looking for, we might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

- **Entertainment projects can be risky, often budgets run over and there are no guarantees the content will be successful in the market.** The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, the product may fail to gain any traction with viewers.

- **We rely on third parties for production and monetization of our products.** We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, etc. for production and monetization of our products. Although we have exclusive rights with some of these partners, others may give more time and attention to other partners who are better funded or better known.

- **We are currently involved in litigation.** We have filed a complaint against an individual Defendant for defamation, trade libel, and violation of Business and Professional Code Section 17200. We may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Voyage Media are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Nat Mundel	100 shares Common Stock*	100%

* Pursuant to an action by unanimous consent of the Board of Directors and sole stockholder, Mr. Mundel's shares will undergo a 1 for 20,000 split, allowing the company to offer shares to investors at a price of $7.00 per share in this Offering.

The Offering

The following description is a brief summary of the material terms of the Offering and is qualified in its entirety by the terms contained in the Amended Articles of Incorporation and in any relevant consent of the Board of Directors. We are offering investors Class B Non-Voting Common Stock. We have priced the offering at $7 per share, with certain investors receiving discounted shares at a price of $4.90 per share for the first $100,000 invested.

Subject to an amendment to the company's Articles of Incorporation, the company will be authorized to issue up to 2,924,490 shares of Common Stock, which are divided into 2,720,408 shares of Class A Common Stock and 204,082 shares of Class B Non-Voting Common Stock. We are offering investors up to 204,082 shares of Class B Non-Voting Common Stock.

Our minimum target raise is $100,000 and we will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of July 15, 2017.

Class A Common Stock

Prior to the first closing in this Offering, the company will have authorized up to 2,720,408 shares of Class A Common Stock. The rights, preferences, privileges and restrictions of the company's Class A Common Stock are set forth in the Articles of Incorporation and by resolution of the Board of Directors.

Dividend Rights

Holders of Class A Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock but may consider doing so in the future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

Class B Non-Voting Common Stock

Prior to the first close in this Offering, the company will have authorized up to 204,082 shares of Class B Non-Voting Common Stock. The rights, preferences, privileges and restrictions of the company's Class B Non-Voting Common Stock are set forth in the Articles of Incorporation and by resolution of the Board of Directors.

Dividend Rights

Holders of Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock but may consider doing so in the future.

Voting Rights

Holders of Class B Non-Voting Common Stock will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

What it means to be a minority stockholder

As an investor in Class B Non-Voting Common Stock of the company, you will not have any right to vote in regards to the corporate actions of the company, including issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, Investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Certain investors will receive shares at a discount relative to other investors in this Offering. The company has determined to offer certain shares at $4.90 per share for the first $100,000 raised, and all other investors will be able to acquire shares in this Offering at $7.00 per share. This will result in ownership of fewer shares invested.

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Voyage Media, Inc. was formed as a California corporation on January 5, 2004 and elected to be taxed as an S-Corporation. Following a successful offering, the company will be taxed as a C-Corporation. The financial statements reflect the company's business for the years ended December 31, 2014 and December 31, 2015. As of April 21, 2017, we have amended this Offering Memorandum to include our financial statements for the year ended December 31, 2016.

Financial condition

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Results of Operations

Our net revenues for the year ended December 31, 2016 were $1,273,079, compared to year end results for December 31, 2015 of $998,238, and $1,065,156 in 2014. Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally collected ahead of services, and therefore, deferred revenues are recorded when necessary until the revenue recognition criteria are completed.

Cost of revenues (consisting of general contractors and sales commissions) was $610,292 in 2016, $476,634 in 2015, and $507,293 in 2014, resulting in gross margins of 52% for 2016, and 52% in both 2014 and 2015.

Operating expenses in 2016 consisted of 56% of compensation and benefits, with general and administrative expenses comprising approximately 30%, and the remaining 14% being sales and marketing. Operating expenses in 2015 consisted 61% of compensation and benefits, 34% of general and administrative costs, with the remaining 5% being sales and marketing. Our total operating expenses through December 31, 2016 were $592,871, compared to December 31, 2015 totals of $503,382 and $453,387 in 2014. The major components influencing the increase in operating expenses in 2015 over 2014 were due to a 10% increase in compensation and benefits and 9% increase in general and administrative costs. Whereas, the increases in operating expenses for 2016 were driven by a 338% increase in sales and marketing expenses, resulting in an increase in spending from $27,889 to $83,387.

Income from operations was $18,222 in 2015 compared to $104,476 in 2014, reflecting an 83% decline. The company recorded a net income of $15,267 and $101,064 for the periods ended December 31, 2015 and 2014, respectively. Income from operations for 2016 compared to 2015 increased to $69,916 from $18,222, with a net income of $64,916.

Liquidity and Capital Resources

As of December 31, 2016, we had cash on hand of $32,766, compared to $34,873 in 2015 and $44,141 in 2014. For the purpose of the statement of cash flows, the company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The balances at December 31, 2015 and 2014 have estimated useful lives of 5-7 years. Depreciation charges on property and equipment totaled $2,251, $1,773, and $3,127 for the years ended December 31, 2016, 2015 and 2014, respectively.

Based on our cash flow projection, we do not foresee a future need for financing. We anticipate that this round should facilitate our 5-year plan and profits will fund us after such time based on our projections. If working capital money is needed to fund inventory, we will likely go the route of working capital loan. However, if we plan to further fuel growth or increase investments into production, we may raise additional capital.

We have not committed to make any significant expenditures. In the event that we do not raise sufficient funds from this offering, we will defer any future opportunities that involve significant expenditures until we have available funds.

In June 2015, the company entered into a sub-lease agreement for office space for 23 months, expiring on April 20, 2017, which requires monthly payments of $3,543.

.

Indebtedness

In 2016, the company entered into a line of credit agreement for $52,500 with an 11.750% interest rate to finance the materials necessary to effectuate this raise. The company makes monthly payments, however, it plans to use the funds from this Offering to pay off this debt currently in the amount of $29,665 as of December 31, 2016. In 2016, we paid $5,757 related to this line of credit.

Recent offerings of securities

The company has authorized 100 shares of Common Stock. The company issued its 100 shares of Common Stock to its founder at inception pursuant to Section 4(a)(2) under the Securities Act. The company has increased its authorized shares of Common Stock since this previous offering.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $100,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. The company intends to use the proceeds of this offering to cover film and television production investments, marketing and public relations, technology, staffing additions, additional fund raising, debt repayment and shoring up working capital.

If we manage to raise funds in excess of our target amount and raise our overallotment amount of up to $1,000,000, we plan to use our proceeds as follows:

	Percent (%)	Dollar ($) Amount
Film and TV Production Investments	40%	$400,000
Marketing and PR	10%	$100,000
Technology	10%	$100,000
Staffing Additions	30%	$300,000
Pay Off Debt	2.97%	$29,665
Working Capital	4.63%	$46,335
Offering Expenses and Fees	2.4%	$24,000
Total Raise:	**100%**	**$1,000,000**

In case we raise less than the overallotment amount and raise only the target amount of $100,000, we plan to use our proceeds as follows:

	Percent (%)	Dollar ($) Amount
Marketing and PR	30%	$30,000
Technology	20%	$20,000
Minor Staffing Additions	26%	$26,000
Offering Expenses and Fees	24%	$24,000
Total Raise:	**100%**	**$100,000**

We will also use a portion of the funds from this Offering to pay for the Offering itself. These costs include up to $24,000 in accounting fees, legal fees, and video and production costs. These fees are reflected above as "Offering Expenses and Fees."

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.voyagemedia.com and/or via email or and/or via membership page (like facebook) which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at:
https://wefunder.com/voyage.media

WEFUNDER INVESTMENT PROCESS

Making an investment in the company

How does investing work?

The following describes the process to invest in the company, including how the company will complete an Investor's transaction and deliver securities to the investor.

1) Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2) Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be emailed a PDF version of the Investment Agreement signed by the Investor and the Company, as well as a confirmation of the commitment. This information will also be available on the Investor's "My Investments" screen on the wefunder.com website.

3) Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4) Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5) Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified on the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6) Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7) Book Entry. All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

How can I (or the company) cancel my investment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of its investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notification disclosing that eh commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering is finalized.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 480 non-accredited investors are initially accepted into an offering in step (2) described above, the company may cancel investment based on the order in which payments by Investors were received, or other criteria at the discretion of the company, before the offering deadline.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

How do I keep track of this investment?

You can return to the Wefunder Portal at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.